UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FRIENDFINDER NETWORKS INC.

(Name of Issuer)

Common Stock

(Title of Securities)

358453306

(CUSIP Number)

Kevin Friedmann, Esq.

Richardson & Patel LLP

750 Third Avenue, 9th Floor

New York, New York 10017

(212) 561-5559

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 1, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358453306

___________________________________________________________________________________
1. Names of Reporting Persons

IRS Identification Nos. of Above Persons (Entities Only)

Global Investment Ventures LLC

___________________________________________________________________________________ 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
___________________________________________________________________________________ 3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ 6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 0 8. Shared Voting Power 1,601,590*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,601,590*
___________________________________________________________________________________ 11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,601,590*
___________________________________________________________________________________ 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ 13. Percent of Class Represented by Amount in Row (11) 5%**
___________________________________________________________________________________ 14. Type of Reporting Person (See Instructions) OO

*Includes 1,212,820 shares of common stock and vested warrants to purchase 388,770 shares of common stock.

**Based upon 31,830,481 shares of common stock outstanding as of May 11, 2012 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

CUSIP No. 358453306
___________________________________________________________________________________ 1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Anthony R. Bobulinski
___________________________________________________________________________________ 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
___________________________________________________________________________________ 3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ 6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 0 8. Shared Voting Power 1,601,590*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,601,590*
___________________________________________________________________________________ 11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,601,590*
___________________________________________________________________________________ 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ 13. Percent of Class Represented by Amount in Row (11) 5%**
___________________________________________________________________________________ 14. Type of Reporting Person (See Instructions) IN

*Includes 1,212,820 shares of common stock and vested warrants to purchase 388,770 shares of common stock.

**Based upon 31,830,481 shares of common stock outstanding as of May 11, 2012 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) by Global Investment Ventures LLC and Anthony R. Bobulinski (collectively, the “Reporting Persons”) amends and supplements the statement on Schedule 13D originally filed on September 16, 2011 relating to the common stock, par value $0.001 per share (the “Common Stock”) of FriendFinder Networks, Inc., a Nevada corporation (the “Issuer”), with its principal executive offices located at 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

On August 1, 2012, JGC Acquisition LLC, an entity controlled by Anthony Bobulinski ("JGC"), entered into an agreement with the Issuer pursuant to which JGC purchased all of the issued and outstanding equity of JGC Holdings Limited, a wholly-owned subsidiary of the Issuer (the "Transaction"). In conjunction with the Transaction, Global Investment Ventures LLC entered into the "First Amendment to Warrant Certificate No. 2011-1" pursuant to which it agreed to reduce the number of shares of the Issuer's Common Stock covered by Warrant Certificate No. 2011-1 from 4,500,170 shares of Common Stock to 388,770 shares of Common Stock.

Item 4. Purpose of Transaction.

The information included in Item 3 above is hereby incorporated by reference and made a part of this Item 4.

Item 5. Interest in Securities of the Issuer.

The first paragraph of Item 5 of the Schedule 13D is hereby amended as follows:

Global Investment Ventures LLC owns 1,601,590 shares of the Issuer's Common Stock, which includes vested warrants to purchase 388,770 shares of the Issuer's Common Stock. The 1,601,590 shares of Common Stock owned by Global Investment Ventures LLC constitute 5% of the Issuer's outstanding shares of Common Stock based upon 31,830,481 shares of common stock outstanding as of May 11, 2012 and calculated in accordance with Rule 13d-3(d). Global Investment Ventures LLC shares the power to vote and the power to dispose of such shares with Mr. Bobulinski. Mr. Bobulinski, as the managing member and sole member of Global Investment Ventures LLC, may be deemed to beneficially own the 1,601,590 shares owned by Global Investment Ventures LLC.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement between the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2012

Global Investment Ventures LLC

By: /s/ Anthony R. Bobulinski
Anthony R. Bobulinski

/s/ Anthony R. Bobulinski
Anthony R. Bobulinski